LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S EMAIL rlipsher@luselaw.com
VIA EDGAR
May 12, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. William Friar

Re:	Oneida Financial Corp., Registration Statement on Form S-1 File No. 333-165458
Dear Mr. Friar:
     On behalf of Oneida Financial Corp. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated May 6, 2010, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the staff of the Office of Thrift Supervision. The prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the prior filing.
Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed April 28, 2010 General

1.	Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountants in your next amended filing.
The Company takes note of the updating requirements of Regulation S-X. An updated consent from the independent accountants will be included in the next amended filing.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION
Mr. William Friar
U.S. Securities and Exchange Commission
May 12, 2010

Market for the Common Stock, page 40

2.	Please include the information that Item 201(a) & (c) of Regulation S-K requires for your first quarter of 2010.
The prospectus has been revised to include updated market price and dividend information for the first quarter of 2010. Please see revised page 48 of the prospectus.
Exchange Offer Proxy Statement/Prospectus What are the Reasons for the Conversion and Related Offering, page 2

3.	We note your response to comment 20 of our letter dated April 8, 2010. However, it does not appear that you have made any changes to your proxy/statement prospectus as a result of this comment. Please revise this Q/A as previously requested and in addition, incorporate the changes you have made to the “Reasons for Conversion” sections of your prospectus into this Q/A as well.
The proxy statement/prospectus has been revised to include the requested information. Please see revised page 2 of the proxy statement/prospectus.
Financial Statements
Note 2. Investment Securities and Mortgage-Backed Securities, page F-18

4.	We note your revisions to your amended filing and your response to comments 17 and 18 of our letter dated April 8, 2010. Your table on page F-23 indicates that you hold two classes, C-1 and D-1, of Preferred Term XXVI securities. We note you have not realized any loss on the C-1 class, but have realized a 100% loss on the D-1 class. ASC 320-10-50-6b requires you to disclose sufficient information to allow financial statement users to understand the quantitative disclosures and the information considered in reaching the conclusion that an impairment is not other than temporary. Therefore, please tell us and amend your filing to disclose the key difference(s) in assumptions related to the expected cash flows of these classes which resulted in no other-than-temporary impairment being recognized on the C-1 class.
As a matter of information, the Company owns two classes of Preferred Term XXVI; tranches C-1 and D-1. Tranche D-1 was determined to be fully impaired in 2009. Tranche C-1 had an unrealized loss at December 31, 2009 of $708,732 which was not considered other-than-temporary as of December 31, 2009. The key difference between these two classes is the tranche level. In addition, there is a C-2 tranche, which the Company does not own. Tranche C has had some payments/redemptions of securities to reduce the principal balance. Preferred Term XXVI was a $1.0 billion issue size and the losses have remained at the tranche D level. Based on the same key assumptions being utilized for both tranches, tranche C-1 did not have a credit loss at December 31, 2009. Stress testing of this tranche

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION
Mr. William Friar
U.S. Securities and Exchange Commission
May 12, 2010

level at December 31, 2009 did not result in this tranche having a break in yield. All credit losses, per the cash flow analysis, remained at the tranche D level as of December 31, 2009.
In further response to the staff’s comment, note 2 to the financial statements has been revised to include disclosure of the “waterfall” approach to absorbing losses in trust preferred securities. Please see revised page F-24.

5.	Similarly, for the two classes, B-2 and B-3, of Preferred Term XV securities, please tell us and revise your filing to explain the reasons for the B-2 class to have greater realized losses and unrealized losses than the B-3 class despite the fact that it is a higher tranche. Also, please tell us why these two classes have the same excess subordination defaults as a percentage of performing collateral ratio as of December 31, 2009 as we would expect those ratios to be different.
The Company owns two classes of Preferred Term XV; tranches B-2 and B-3. Tranche B-2 has a fixed rate of 4.82% for three years and then has a floating rate of the three month LIBOR + 157 basis points. Tranche B-3 has a fixed rate of 5.40% for five years and then has a floating rate of the three month LIBOR + 157 basis points. The difference in the interest rate structure and the fixed rate lock-out period results in differences in the OTTI discount rate used for the two classes. Tranche B-2 has incurred a slightly larger loss than Tranche B-3.
The excess subordination is the same for these classes because losses in tranche B would be incurred equally between B-1, B-2 and B-3 of this tranche. The difference in the classes is not an indication of a senior priority over the receipt of principal and/or interest between B-2 and B-3 but differences in the interest rate characteristics of the individual class.

6.	In the last paragraph on page F-24 we note your disclosure that you review each issuer individually for projected future deferrals and defaults. However, your assumption table on the same page shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter for all of your trust preferred securities in using the OTTI model. Please tell us and revise your filing to comprehensively bridge the gap between the two disclosures related to projected defaults used in your OTTI evaluation model.
The projected rates of defaults set forth in the table on page F-25 represent base rates of additional defaults. The purpose of the individual issuer review is to determine if a rate of additional projected defaults higher than the base rate is appropriate. Note 2 to the financial statements has been revised to provide additional disclosure. Please see revised page F-25.

7.	We also note actual deferrals and defaults as a percentage of original collateral and as a percentage of performing collateral disclosed in your table on page F-23 appear to be, in some cases, exactly the same. However, your assumption table on page F-24 shows that you project additional defaults of 1% for Q1 2010 and 0.50% thereafter. Therefore, it seems that expected deferrals and defaults would be higher than, and not

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION
Mr. William Friar
U.S. Securities and Exchange Commission
May 12, 2010

equal to, actual. Please tell us and revise your filing to comprehensively bridge the gap between your tabular disclosures. In doing so, explain why these percentages would be the same when the denominators are different (original collateral vs. performing collateral).
Upon review of the information provided in the table on page F-23, the Company has determined that the expected deferrals and defaults as a percent of performing collateral were calculated incorrectly. Set forth below are the corrected calculations and the new column of expected deferrals and defaults as a percent of performing collateral that has been added to the financial statements (please see revised page F-25).

						Current	Expected Additional
						Deferral/ Defaults	Deferral/ Defaults
		Current			Expected	As % of	As % of
	Original	Deferral/	Interest	Performing	Additional	Original	Performing
	Collateral	Defaults	Strips	collateral	Defaults	Collateral	Collateral
							(excludes actual)
Preferred Term 1	277,500	54,000	0	223,500	24,362	19.46%	10.90%
Preferred Term X	507,145	195,625	4,348	315,868	39,120	38.57%	12.39%
Preferred Term XV	598,300	141,050	3,941	461,191	59,401	23.58%	12.88%
Preferred Term XXVI	964,200	241,000	2,657	725,857	104,269	24.99%	14.37%
MMCF	294,750	81,750	0	166,000	20,559	27.74%	12.39%

8.	You also disclose on page F-24 that due to the general weakness of the financial sector and the regulatory requirements to maintain and increase the capitalization of U.S. banks, the Company concluded that issuers were unlikely to prepay their outstanding debt obligation and thereby reduce their individual capital ratios, resulting in a prepayment assumption of 0%. Please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.
     As disclosed on page F-24, the Company has modeled the expected future cash flows of the trust preferred investments it owns utilizing a prepayment assumption of 0%. In cash flow modeling, numerous variables and assumptions are used which require a significant amount of management judgment to provide a reasonable conclusion based on the current and expected operating environment. During 2009, the Company recorded $2.3 million in credit impairment on its trust preferred portfolio having an original book value of $11.7 million. The Company applied a consistent methodology and consistent assumption set throughout 2009 in modeling these securities.
     As requested by the SEC staff, the Company ran an alternative modeling scenario as of

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION
Mr. William Friar
U.S. Securities and Exchange Commission
May 12, 2010

December 31, 2009 utilizing a 1% prepayment assumption to stress test the model while retaining all other assumptions and variables consistent with those previously disclosed. The outcome of modeling a 1% prepayment assumption was additional credit impairment of $356,000 at December 31, 2009. This additional modeled impairment was regularly distributed across the trust preferred securities owned by the Company as would be expected with a “global” modeling assumption modification. Utilizing a delay (i.e. 3 years) prior to the application of the 1% prepayment assumption to reflect the current industry intent to preserve capital would reduce the additional modeled result. Upon review of the modeling results, management did not conclude that the application of a global 1% prepayment assumption indicated adverse trends in any specific investment security.
     For 2009, the Company reported net income of $4.1 million. The inclusion of a 1% prepayment global assumption would have a tax affected negative earnings impact of $275,000. Therefore, this modeling stress analysis would not have resulted in a significant deterioration of earnings or resulted in a net loss for the Company, and would not have adversely impacted any covenants or capital ratios. The inclusion, exclusion or level of inclusion of various assumptions and variables represent a significant management estimate which is susceptible to error in judgment or alternative presentations. During 2009, management concluded that it was unlikely issuers would prepay their debt obligation, thereby reducing their capital ratios, due to general weakness in the financial sector and the regulatory intent to increase capitalization of the banking system. The specific review of individual issuers as to their expected ability to meet their debt obligations and the ability of individual issuers in deferral status to ultimately cure the deferral is the primary determinate in the credit impairment component of the individual security.
     In continuing to analyze the trust preferred investments owned, the Company will continue to observe the factors that are impacting the issuers and banking in general. As discussed with the SEC staff, the Company’s first quarter 2010 operating results includes a credit impairment charge of $938,000, with an additional $252,000 in interest payments received applied to the outstanding principal (book value) of these investments. As in prior reporting periods, the Company will consider all of the assumptions and variables utilized in the cash flow modeling of these investments to properly reflect global economic and industry specific factors. Similar to the modeling of specific defaults and specific recovery likelihood, the Company will begin analyzing both specific issuer prepayments and global prepayment assumptions in the second quarter of 2010.
* * * *
     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2020 as soon as possible if it has any further comments.

LUSE GORMAN POMERENK & SCHICK
     A PROFESSIONAL CORPORATION
Mr. William Friar
U.S. Securities and Exchange Commission
May 12, 2010

Very truly yours,
/s/ Robert I. Lipsher
Robert I. Lipsher

cc:	Mr. Amit Pande Mr. John Spitz Eric Envall, Esq. Gary Jeffers, Esq. Mr. Michael R. Kallet Mr. Eric E. Stickels Working Group